Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “ Company”, and together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Tuesday, August 27, 2024 (Hong Kong Time), for the purposes of, among other matters, considering and approving (i) the unaudited financial results of the Group for the three months ended June 30, 2024 (the “Q2 Results ”) and its publication; (ii) the unaudited interim results of the Group for the six months ended June 30, 2024 (the “Interim Results”) and its publication; and (iii) the payment of an interim dividend, if any.

The Group will announce the Q2 Results and the Interim Results on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk after the trading hours of the Stock Exchange on the same day.

Following the announcement of the Q2 Results and the Interim Results, the Company’s management will host a Chinese language earnings conference call on Tuesday, August 27, 2024, at 8:00 p.m., Hong Kong Time (i.e. August 27, 2024, at 8:00 a.m., U.S. Eastern Time).

To join the conference call, please complete the registration procedure in advance of the conference call through the link below. Upon registration, you will receive the conference call access information including dial-in numbers and a personal passcode.

Registration link: https://register.vevent.com/register/BIae9405c9fba6453aa1ed270a4b380ae6

To join the live webcast of the conference call, please complete the registration procedure in advance of the conference call through the links below:

Chinese:    https://edge.media-server.com/mmc/p/sig6cu33/lan/zhs

English:     https://edge.media-server.com/mmc/p/sig6cu33

The archived webcast of the conference call will be available after the end of the conference call, which can be accessed on our investor relations website at http://ir.superhiinternational.com.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, August 15, 2024

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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